UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Core-Mark Holding Company, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

218681104
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	212,353

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	212,353

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	212,353

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.03%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	255,614

8. Shared Voting Power	-0-

9. Sole Dispositive Power	255,614

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	255,614

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.45%

14. Type of Reporting Person	PN

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	63,314

8. Shared Voting Power	-0-

9. Sole Dispositive Power	63,314

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	63,314

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.61%

14. Type of Reporting Person	CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	88,542

8. Shared Voting Power	-0-

9. Sole Dispositive Power	88,542

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	88,542

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.85%

14. Type of Reporting Person	PN

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	32,103

8. Shared Voting Power	-0-

9. Sole Dispositive Power	32,103

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	32,103

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.31%

14. Type of Reporting Person	CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	74,143

8. Shared Voting Power	-0-

9. Sole Dispositive Power	74,143

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	74,143

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.71%

14. Type of Reporting Person	CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	49,875

8. Shared Voting Power	-0-

9. Sole Dispositive Power	49,875

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	49,875

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.48%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Core-Mark Holding Company, Inc. The address of the Issuer’s principal executive offices is 395 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management, LLC (“LAM”), a Delaware corporation. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President of these general partners is Gideon J. King. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Michael S. Emanuel, Vice President and Secretary; Peter A. Tcherepnine, Vice President and Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Gideon J. King is Executive Vice President. The other officers listed above are also officers of LPC. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

Loeb has acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of March 10, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	255,614
Loeb Partners Corporation**	212,353
Loeb Offshore Fund Ltd.	63,314
Loeb Marathon Fund LP	74,143
Loeb Marathon Offshore Fund, Ltd.	49,875
Loeb Arbitrage B Fund LP	88,542
Loeb Offshore B Fund Ltd.	32,103

Total	775,944

Shares of Common Stock constitute 7.44% of the 10,435,435 outstanding shares of Common Stock as reported by the issuer.

** Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made in the last sixty (60) days:

Purchases and Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Partners Corp.**	1/17/2008	1578	24.0584
	1/25/2008	3656	25.6833
	1/28/2008	2630	25.2903
	1/31/2008	14624	25.5531
	1/31/2008	50	25.3
	2/1/2008	6170	26.0109
	2/1/2008	3274	25.6173
	2/4/2008	3104	26.2882
	2/5/2008	3277	26.4833
	2/6/2008	3274	26.2378
	2/7/2008	7296	27.14
	2/7/2008	3860	27.3187
	2/11/2008	4097	27.276
	2/12/2008	386	27.9711
	2/14/2008	5212	29.1334
	2/15/2008	4960	28.8001
	2/15/2008	1457	28.7297
	2/19/2008	1339	28.7031
	2/20/2008	1876	28.4117
	2/21/2008	2092	28.4015
	2/22/2008	749	28.0616
	2/25/2008	1188	28.5006
	2/26/2008	-83	28.9167
	2/26/2008	22762	28.85
	2/27/2008	-617	28.98
	3/3/2008	945	26.271
	3/3/2008	142	26.1766
	3/3/2008	7477	29.2
	3/4/2008	4126	25.9153
	3/4/2008	1375	26.0548
	3/5/2008	1580	26.1393
	3/7/2008	776	24.8914

	Date	Shares	Average Price
Loeb Arbitrage Fund	1/25/2008	9899	25.6833
	1/31/2008	134	25.3
	1/31/2008	8875	25.5531
	2/1/2008	1834	25.6173
	2/4/2008	3438	26.2882
	2/5/2008	3627	26.4833
	2/6/2008	3625	26.2378
	2/7/2008	7773	27.14

	2/7/2008	4274	27.3187
	2/11/2008	4343	27.276
	2/12/2008	745	27.9711
	2/14/2008	10108	29.1334
	2/15/2008	9957	28.8001
	2/15/2008	2936	28.7297
	2/19/2008	2689	28.7031
	2/20/2008	5341	28.4117
	2/21/2008	3581	28.4015
	2/22/2008	1442	28.0616
	2/25/2008	1373	28.5006
	2/26/2008	29309	28.85
	2/26/2008	-92	28.9167
	2/27/2008	-713	28.98
	3/3/2008	9739	29.2
	3/3/2008	166	26.1766
	3/4/2008	4778	25.9153
	3/4/2008	1592	26.0548
	3/5/2008	1829	26.1393
	3/7/2008	2810	24.8914

	Date	Shares	Average Price
Loeb Offshore Fund	1/25/2008	2537	25.6833
	1/31/2008	35	25.3
	1/31/2008	2264	25.5531
	2/1/2008	451	25.6173
	2/4/2008	845	26.2882
	2/5/2008	893	26.4833
	2/6/2008	892	26.2378
	2/7/2008	1913	27.14
	2/7/2008	1051	27.3187
	2/11/2008	1059	27.276
	2/12/2008	184	27.9711
	2/14/2008	2487	29.1334
	2/15/2008	2379	28.8001
	2/15/2008	702	28.7297
	2/19/2008	643	28.7031
	2/20/2008	797	28.4117
	2/21/2008	3245	28.4015
	2/22/2008	404	28.0616
	2/25/2008	385	28.5006
	2/26/2008	8221	28.85
	2/26/2008	-26	28.9167
	2/27/2008	-200	28.98

	3/3/2008	2732	29.2
	3/3/2008	46	26.1766
	3/4/2008	1202	25.9153
	3/4/2008	401	26.0548
	3/5/2008	460	26.1393
	3/7/2008	707	24.8914

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	1/25/2008	3372	25.6833
	1/31/2008	46	25.3
	1/31/2008	3008	25.5531
	2/1/2008	567	25.6173
	2/4/2008	1061	26.2882
	2/5/2008	1121	26.4833
	2/6/2008	1120	26.2378
	2/7/2008	2402	27.14
	2/7/2008	1320	27.3187
	2/11/2008	1330	27.276
	2/12/2008	231	27.9711
	2/14/2008	3122	29.1334
	2/15/2008	3424	28.8001
	2/15/2008	1010	28.7297
	2/19/2008	925	28.7031
	2/20/2008	1148	28.4117
	2/21/2008	1324	28.4015
	2/22/2008	530	28.0616
	2/25/2008	506	28.5006
	2/26/2008	10784	28.85
	2/26/2008	-34	28.9167
	2/27/2008	-262	28.98
	3/3/2008	3584	29.2
	3/3/2008	61	26.1766
	3/4/2008	1736	25.9153
	3/4/2008	579	26.0548
	3/5/2008	665	26.1393
	3/7/2008	1021	24.8914

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	1/25/2008	1224	25.6833
	1/31/2008	18	25.3
	1/31/2008	1092	25.5531
	2/1/2008	207	25.6173
	2/4/2008	387	26.2882

	2/5/2008	409	26.4833
	2/6/2008	409	26.2378
	2/7/2008	876	27.14
	2/7/2008	482	27.3187
	2/11/2008	485	27.276
	2/12/2008	84	27.9711
	2/14/2008	1139	29.1334
	2/15/2008	1250	28.8001
	2/15/2008	369	28.7297
	2/19/2008	338	28.7031
	2/20/2008	419	28.4117
	2/21/2008	482	28.4015
	2/22/2008	193	28.0616
	2/25/2008	184	28.5006
	2/26/2008	3924	28.85
	2/26/2008	-12	28.9167
	2/27/2008	-95	28.98
	3/3/2008	1304	29.2
	3/3/2008	22	26.1766
	3/4/2008	651	25.9153
	3/4/2008	217	26.0548
	3/5/2008	249	26.1393
	3/7/2008	383	24.8914

	Date	Shares	Average Price
Loeb Marathon Fund	1/17/2008	847	24.0584
	1/25/2008	783	25.6833
	1/28/2008	1412	25.2903
	1/31/2008	10	25.3
	1/31/2008	6798	25.5531
	2/1/2008	1499	25.6173
	2/4/2008	1183	26.2882
	2/5/2008	1249	26.4833
	2/6/2008	1247	26.2378
	2/7/2008	2824	27.14
	2/7/2008	1471	27.3187
	2/11/2008	1595	27.276
	2/12/2008	101	27.9711
	2/14/2008	1377	29.1334
	2/15/2008	1513	28.8001
	2/15/2008	445	28.7297
	2/19/2008	409	28.7031
	2/20/2008	592	28.4117

	2/21/2008	654	28.4015
	2/22/2008	228	28.0616
	2/25/2008	519	28.5006
	2/26/2008	-32	28.9167
	2/27/2008	-231	28.98
	3/3/2008	3079	29.2
	3/3/2008	54	26.1766
	3/4/2008	1524	25.9153
	3/4/2008	508	26.0548
	3/5/2008	584	26.1393

	Date	Shares	Average Price
Loeb Marathon Offshore Fund	1/17/2008	575	24.0584
	1/25/2008	531	25.6833
	1/28/2008	958	25.2903
	1/31/2008	7	25.3
	1/31/2008	4613	25.5531
	2/1/2008	1017	25.6173
	2/4/2008	803	26.2882
	2/5/2008	847	26.4833
	2/6/2008	847	26.2378
	2/7/2008	1916	27.14
	2/7/2008	999	27.3187
	2/11/2008	1083	27.276
	2/12/2008	69	27.9711
	2/14/2008	934	29.1334
	2/15/2008	1017	28.8001
	2/15/2008	301	28.7297
	2/19/2008	275	28.7031
	2/20/2008	398	28.4117
	2/21/2008	443	28.4015
	2/22/2008	154	28.0616
	2/25/2008	351	28.5006
	2/26/2008	-21	28.9167
	2/27/2008	-149	28.98
	3/3/2008	2085	29.2
	3/3/2008	35	26.1766
	3/4/2008	983	25.9153
	3/4/2008	328	26.0548
	3/5/2008	377	26.1393

__________________

** Shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LLC, G.P.

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT LLC, G.P.

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: March 11, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President